September 10, 2007
VIA EDGAR
Ms. Christine Davis
Staff Accounting
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	JDA Software Group, Inc. (“JDA” or the “Company”) Response to your letter dated August 27, 2007
Dear Ms. Davis:
          We have received your letter dated August 27, 2007 regarding additional comments to our response letter dated August 14, 2007 concerning our Form 10-Q for the fiscal quarter ended June 30, 2007 filed with the United States Securities and Exchange Commission (the “Commission”) on August 9, 2007 (“6/30/07 Form 10-Q”), and our Form 8-K filed July 23, 2007. Enclosed is our written response to each comment.
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Comment 1. Critical Accounting Policies. Revenue Recognition, page 34. — Please tell us how you account for fixed price service contracts and milestone based arrangements that include services that are not essential to the functionality of your software contracts. In this regard, your disclosures on page 34 appear to indicate that all fixed price contracts are recognized under SOP 81-1. Please note that the recognition of revenue pursuant to SOP 81-1 is not permitted for service arrangements.
          JDA accounts for fixed price service contracts and milestone based arrangements that include services that are not essential to the functionality of our software using the “proportional performance” method. The proportional performance method mirrors the percentage of completion method described in Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). We made reference to the proportional performance method in our Form 10-K disclosures for the fiscal year ended December 31, 2006 filed with the Commission on March 16, 2007 and in our Form 10-Q for the fiscal quarter ended March 31, 2007 filed with Commission on May 10, 2007. We revised our disclosure in our 6/30/07 Form 10-Q based on comment number 1 in your letter dated July 31, 2007. In doing so, we

Ms. Christine Davis

September 10, 2007
inadvertently removed the reference to our use of the proportional performance method in accounting for fixed price service contracts and milestone based arrangements that include services that are not essential to the functionality of our software. Beginning with the quarterly report on Form 10-Q for the period ended September 30, 2007, we will revise our disclosure to clarify our accounting policy regarding the use of the proportional performance method for service contracts that include services that are not essential to the functionality of our software as follows (paragraph 6 of our revenue recognition policy):
          Consulting and training services are separately priced and stated in our arrangements, are generally available from a number of suppliers, and are generally not essential to the functionality of our software products. Consulting services include project management, system planning, design and implementation, customer configurations, and training. These services are generally billed bi-weekly on an hourly basis or pursuant to the terms of a fixed price contract. Consulting services revenue billed on an hourly basis is recognized as the work is performed. Under fixed price service contracts and milestone-based arrangements that include services that are not essential to the functionality of our software contracts, consulting revenue is recognized using the proportional performance method. We measure progress-to-completion under the proportional performance method by using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. We continually update and revise our estimates of input measures. If our estimates indicate that a loss will be incurred, the entire loss is recognized in that period. Training revenues are included in consulting revenues in the Company’s consolidated statements of income and are recognized once the training services are provided. VSOE for consulting and training services is based upon the hourly or per class rates charged when those services are sold separately. We offer hosting services on certain of our software products under arrangements in which the end users do not take possession of the software. Revenues from hosting services are included in consulting revenues, billed monthly and recognized as the services are provided. Revenues from our hardware reseller business are also included in consulting revenues, reported net (i.e., the amount billed to a customer less the amount paid to the supplier) pursuant to EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and recognized upon shipment of the hardware.
Form 8-K Filed July 23, 2007
Comment 2. — Please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by all of the companies in your peer group. In this regard, we note that there appears to be certain charges that you exclude which your major competitors do not. For example, we note that the Company excludes depreciation in your non-GAAP

Ms. Christine Davis

September 10, 2007
disclosures yet two of the “long-term competitors” named in your Form 10-K do not. Please consider removing the statement that non-GAAP measures facilitate comparisons to the operating results of other companies in your industry in future filings.
          Although we do view Oracle and SAP AG as important long-term competitors, we do not include these companies in our peer group as both are large, horizontal software companies. Please also note that we do not exclude depreciation or stock-based compensation from adjusted non-GAAP operating income. We believe that this calculation of adjusted non-GAAP operating income is comparable to the calculations used by Oracle and SAP. We do add back depreciation and stock-based compensation to adjusted EBITDA so that, among other things, investors and our banks can review our compliance with EBITDA-based debt covenants, and so that investors can measure management’s performance against its EBITDA-based compensation plan. Nevertheless, in order to avoid possible investor confusion, we will remove the statement that non-GAAP measures facilitate comparisons to the operating results of other companies in our industry in future filings with the Commission.
          The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.

Sincerely,
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer

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